Filed Pursuant to Rule 424(b)(3)
Registration Statement No.333-155535

Addendum to the accompanying Product Supplement no. 137-III dated August 18, 2008 and Amendment No. 2 to Pricing Supplement no. 1270 dated August 18, 2008.

JPMORGAN CHASE & CO.

KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

This addendum supplements the accompanying Product Supplement no. 137-III dated August 18, 2008 (the "Product Supplement") and Amendment No. 2 to Pricing Supplement no. 1270 dated August 18, 2008 (the "Pricing Supplement") of JPMorgan Chase & Co., each of which contain the specific terms relating to the KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023, which we refer to as the ETNs, that were issued by JPMorgan Chase & Co. You should read this addendum and the accompanying Product Supplement and Pricing Supplement together with the accompanying Prospectus dated November 21, 2008 (the "Prospectus"), Prospectus Supplement dated November 21, 2008 (the "Prospectus Supplement") and Addendum dated November 21, 2008 (the "Prospectus Addendum"). The ETNs are currently listed on the NYSE Arca, Inc. under the ticker "JFT."

On and after October 7, 2009:

(1) the words "facing JPMSI, DTC 060" in the fourth bullet on PS-3 of the Product Supplement will be replaced in their entirety by the words "facing DTC 352"; and

(2) Annex B on page B-1 of the Pricing Supplement (Confirmation of Repurchase) will be replaced in its entirety by Annex B to this addendum.

Investing in the ETNs involves a number of risks. See "Risk Factors" beginning on PS-5 of the accompanying Product Supplement and "Selected Risk Considerations" beginning on page PS-2 of the accompanying Pricing Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ETNs or passed upon the accuracy or the adequacy of this addendum, the accompanying Pricing Supplement, Product Supplement, Prospectus Addendum, Prospectus Supplement or Prospectus. Any representation to the contrary is a criminal offense.

The ETNs are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The ETNs are ***not*** *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

Addendum dated October 7, 2009.

CONFIRMATION OF REPURCHASE

Dated:
JPMorgan Chase & Co.

JPMorgan Securities Inc., as Note Calculation Agent

Fax: 917-456-3471

Dear Sirs:

 The undersigned holder of JPMorgan Chase & Co.'s $25,000,000 Medium-Term Notes, Series E, KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023, CUSIP No. 46625H761, subject to repurchase for a cash amount based on the Index (the "notes") hereby irrevocably elects to exercise, on the Repurchase Date of _____, 20__ with respect to the number of the notes indicated below, as of the date hereof, the right to have us repurchase the notes as described in the product supplement no. 137-III relating to the notes (the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

 The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the Valuation Date with respect to the number of notes specified below at a price per note equal to the applicable repurchase value on the relevant Valuation Date, facing DTC 352, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time on the Repurchase Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [at least 50,000]

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

(You must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.)